

July 16, 2015

Stephen L. Gurba
Chief Executive Officer
Bulova Technologies Group, Inc.
12645 49th Street North
Clearwater, Florida 33762

> **Re: Bulova Technologies Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed January 14, 2015**
> **File No. 000-09358**

Dear Mr. Gurba:

We issued comments to you on the above captioned filing on April 6, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 30, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may call Juan Migone, Staff Accountant, at (202) 551-3312 or me, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 if you have questions regarding any other matters. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief